WILLIAMS SECURITIES LAW FIRM, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
e-mail:  Michael@GoPublicDirect.com

October 5, 2012

Ms. Lisa Cole, Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re: Eleventh Street Manufacturing, Inc.
Registration Statement on Form 10-12G
Filed August 31, 2012
File No. 000-54797

Dear Ms. Kohl:

We have filed on EDGAR the above Amendment No. 1 and the related response table which is attached to this letter.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.
Michael T. Williams, Esq.

Comment Number	Explanation

1 .	Understood.

2 .	We have revised to clarify by adding the following: However, regardless of the foregoing, 60 days of the date of this filing, which is December 3, 2012, we will become subject to the reporting requirements of the Securities and Exchange Act of 1934 as a result of filing this Form 10-12G.

3 .
This was a scrivener error, so we revised to clarify as follows:  Although management is not currently involved with other blank check companies, conflicts in the pursuit of business combinations with such other blank check companies with which he in the future may in the future be affiliated with may arise.  If economic or other business circumstances make becoming in other blank check company attractive to management, they may do so although they have not yet taken any action with respect to any other similar blank check company.

4
We have added the following disclosures:  Since February 2002, he has been President of Pivo Associates, a business consulting as well as an immigration consulting firm.  This significant business related experience, activity and insights as well as his knowledge of the financial services industry will allow him to make a significant contribution to our business activities.

5 .	We have changed the period to 10 years.

6 .
We have added the following: On July 30, 2012, 31,390,000 shares were issued to Richard Oravec for founder services rendered to us, valued at $3,139.  Such shares were issued pursuant to an exemption from registration at Section 4(2) of the Securities Act of 1933 and Regulation D promulgated thereunder. These shares of our common stock qualified for exemption under Section 4(2) of the Securities Act of 1933 since the issuance shares by us did not involve a public offering. The offering was not a “public offering” as defined in Section 4(2) due to the insubstantial number of persons involved in the deal, size of the offering, manner of the offering and number of shares offered. We did not undertake an offering in which we sold a high number of shares to a high number of investors. In addition, these shareholders had the necessary investment intent as required by Section 4(2) since they agreed to and received share certificates bearing a legend stating that such shares are restricted pursuant to Rule 144 of the 1933 Securities Act. This restriction ensures that these shares would not be immediately redistributed into the market and therefore not be part of a “public offering.” This offering was a pure Section 4(2) offering in that the only person acquiring shares was our president and director and thus the Regulation D 506 safe harbor need not be relied upon.  Thus, no Form D was filed.  Based on an analysis of the above factors, we have met the requirements to qualify for exemption under Section 4(2) of the Securities Act of 1933 for this transaction.